UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 4, 2024 (October 31, 2024)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Aircraft Acquisition Agreement

The Company's wholly owned subsidiary, Starfighters International, Inc. ("Starfighters International"), has entered into an aircraft acquisition agreement (the "Aircraft Agreement") on October 31, 2024, with Aerovision LLC, a Florida limited liability company ("Aerovision"), pursuant to which Starfighters International has agreed to purchase from Aerovision various used aircraft and associated spare equipment (the "Aircraft Transactions") in phases.  The Aircraft Agreement contemplates that each Aircraft Transaction will be completed pursuant to a definitive agreement (each, a "Definitive Agreement") to be settled between the parties, in each case with a corresponding bill of sale and associated closing documents. The Aircraft Agreement provides that it, and any Definitive Agreement entered into by the parties, may be amended and/or extended in writing by the parties on a case-by-case basis.

The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The subject aircraft are used-serviceable surplus aircraft offered on an "as-is-where-is" basis, with no warranty express or implied.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000.00 to be made no later than ten business days from the signing of the Aircraft Agreement via wire transfer from funds received from the Company's Regulation A Tier 2 Offering.  The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.

Phase 2 will involve the payment of an additional $5,000,000.00 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024.

Phase 3 will involve the payment of an additional $5,000,000.00 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025.

Phase 4 shall involve the payment of an additional $5,000,000.00 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025.

The foregoing description of the terms of the Aircraft Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Aircraft Agreement, which is included as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit	Description
6.1	Aircraft Acquisition Agreement, dated October 31, 2024, between Starfighters International, Inc. and Aerovision LLC (*)

Note:

* Portions of this exhibit have been omitted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: November 4, 2024	By:	/s/ David Whitney
David Whitney
Chief Financial Officer